SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                              PORTSMOUTH SQUARE, INC.
                                  Name of Issuer

                     Common Stock, No Par Value Per Share
                           Title of Class of Securities

                                   737212-10-0
                                   CUSIP Number


                                 John V. Winfield
                         President and Chairman of the Board
                           Santa Fe Financial Corporation
                        11315 Rancho Bernardo Road, Suite 129
                           San Diego, California 92127
                                  (858) 673-4722
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                September 16, 1999
                                ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

CUSIP No. 737212-10-0
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1.   Name of Reporting Person                     Tax Identification Number

     Santa Fe Financial Corporation                      95-2452529
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     WC
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     Nevada
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Number of                                 7.   Sole Voting Power
Shares                                         500,187
Beneficially                              ------------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 ------------------------------------
Person                                    9.   Sole Dispositive Power
With                                           500,187
                                          ------------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     500,187 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     68.1%
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14.  Type of Reporting Person

     CO
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
                            AMENDMENT NO. 2
                            TO SCHEDULE 13D
                    OF SANTA FE FINANCIAL CORPORATION
                  REGARDING OWNERSHIP OF SECURITIES OF
                         PORTSMOUTH SQUARE, INC.


          This Amendment No. 2 to Schedule 13D is being filed by Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe") in connection with additional purchases of the Common Stock, no par value per share (the "Common Stock") of Portsmouth Square, Inc., a California corporation ("Portsmouth" or the "Company") by Santa Fe.

Item 1.   Security and Issuer

          This Amendment No. 2 to Schedule 13D relates to the Common Stock of the Company. The principal executive office of Portsmouth Square, Inc. is located at 11315 Rancho Bernardo Road, Suite 129, San Diego, CA 92127.

Item 2.   Identity and Background

          (a) This Amendment No. 2 to Schedule 13D is being filed by Santa Fe. Portsmouth is a subsidiary of Santa Fe.

          (b) The principal executive office of Santa Fe is located at 11315 Rancho Bernardo Road, Suite 129, San Diego, CA 92127.

          (c) The nature of the business and purposes for which Santa Fe was organized is to acquire, hold, operate, utilize, improve, deal with, lease, mortgage or otherwise encumber and dispose of real property of various types and description, and to engage in such other business and investment activities as would benefit Santa Fe and its stockholders. Santa Fe primarily manages its investment in its 68.1%-owned subsidiary, Portsmouth and its other holdings. Appendix I sets forth additional information relating to the directors and executive officers of Santa Fe, which is incorporated herein by reference.

          (d) During the last five years Santa Fe has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years Santa Fe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

           (f) Santa Fe is a corporation organized under the laws of the State of Nevada.

Item 3.   Source and Amount of Funds or Other Consideration.

          Santa Fe used working capital as its source of funds to purchase the additional shares of Common Stock.

Item 4.   Purposes of Transactions.

          Santa Fe purchased the Common Stock for investment purposes. Santa Fe may, from time to time, purchase additional shares of Common Stock in the open market or in private transactions to increase its equity interest in Portsmouth.

          Portsmouth is a 68.1%-owned subsidiary of Santa Fe, which has had ownership and voting control of Portsmouth since June 1987. Three of Portsmouth's five directors are also directors of Santa Fe.

          Except as set forth above, Santa Fe has no other plans or intentions that relate to or would result in the events set forth in Item 4 of the instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) Santa Fe, as of September 16, 1999, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act 500,187 shares of the
Common Stock of Portsmouth.   Those shares represent approximately 68.1% of
the outstanding Common Stock based on the Company's representations that it had 734,183 shares of Common Stock outstanding as of September 16, 1999.

          (b) Santa Fe has sole voting power and disposition power with respect to the Common Stock owned by it.

          (c) Information with respect to transactions effected in the Common Stock by during the past sixty (60) days is set forth below:

                             Number of      Price per
    Name          Date        Shares          Share            Nature
    ----          ----       ---------      ---------          ------
  Santa Fe       9/16/99       5,200         $20.25     Open Market Purchase
  Santa Fe       9/01/99         100         $18.75     Private Purchase


          (d) No person other than Santa Fe has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

          (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships between Santa Fe and any other person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

          There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.   Material to be Filed as Exhibits.

          There is no material to be filed as exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
Item 6.

                              SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 1999

                                      SANTA FE FINANCIAL CORPORATION


                                   By: /s/ John V. Winfield
                                       --------------------------
                                       John V. Winfield,
                                       Chairman, President and
                                       Chief Executive Officer

                                APPENDIX I


          The following sets forth the name, business address and principal occupation of each executive officer and director Santa Fe:

Directors:                               Principal Occupation:

John V. Winfield                         Chairman of the Board and
The InterGroup Corporation               President and Chief Executive
820 Moraga Drive                         Officer of The InterGroup Corporation
Los Angeles, California 90049            Santa Fe Financial Corporation and
                                         Portsmouth Square, Inc.

William J. Nance                         President of Century Plaza
Plaza Printers, Inc.                     Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California 90067

John C. Love                             International Hospitality and
120 Village Square, Suite 32             Tourism Consultant
Orinda, California 94563


Executive Officers:

L. Scott Shields                         Certified Public Accountant
Treasurer and
Chief Financial Officer
L. Scott Shields, CPA
4540 Kearny Villa Road
San Diego, CA 92123

Michael G. Zybala                        Attorney at Law
Vice President, Secretary
and General Counsel
11315 Rancho Bernardo Road, Suite 129
San Diego, CA 92127

All of the foregoing are citizens of the United States.

None of the foregoing directors or executive officers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

None of the directors or executive officers of Santa Fe beneficially own any of the Common Stock of Portsmouth Square, Inc.